N E W S R E L E A S E

October 29, 2015

Nevsun Records Seventh Consecutive Quarterly Profit in Q3 2015

Nevsun Resources Ltd. (TSX:NSU)(NYSE MKT:NSU) (Nevsun or the Company) is pleased to report its financial and operating results for the three and nine months ended September 30, 2015.  Unless otherwise noted, with the exception of earnings per share and realized price and cost per pound figures, all financial results are in millions of US dollars.

Third quarter 2015 highlights

  Earned $0.01 per share despite significant decline in copper prices
  Generated $127 million in cash year-to-date from operating activities
  Maintained strong working capital of $489 million, including $434 million of cash
  Produced 32.5 million pounds of copper
  Continued low C1 cash costs([1]) of $1.56 per payable pound sold
  Paid quarterly dividend of $0.04 per share
  Continued zinc expansion project – on-time and on-budget
  Progressed significantly on the Bisha life of mine optimization study
  Announced additional positive drilling results confirming confidence in emerging Bisha VMS district

Financial Review

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Revenue	$70.0	$147.9	$291.4	$416.3
Operating income	5.7	78.1	86.9	225.0
Net income	2.8	44.6	45.0	126.5
Net income attributable to Nevsun shareholders	1.4	25.5	23.5	71.5
Basic earnings per share attributable to Nevsun shareholders	0.01	0.13	0.12	0.36
Working capital	489.0	519.0	489.0	519.0

Copper price realized, per payable pound sold	2.05	2.98	2.40	3.08
C1 cash cost per payable pound sold(1)	$1.56	$1.07	$1.24	$1.04

Cliff Davis, CEO of Nevsun, commented, “Nevsun’s balance sheet remains strong and poised for growth despite weaker metal prices and lower production at Bisha.  On a year-to-date basis, we have generated earnings and free cash flow to fund our zinc capital expansion and comfortably maintain our dividend."

(1)C1 cash cost per payable pound sold is a non-GAAP measure – see page 13 of the Q3 2015 MD&A for a discussion of non-GAAP measure and page 4 for explanation for changes in cost structure.

Operations Review

	Three months ended September 30,		Nine months ended September 30,
	2015	2014	2015	2014
Ore mined, tonnes(1)	882,000	481,000	2,310,000	1,665,000
Waste mined, tonnes	2,578,000	2,707,000	8,700,000	8,897,000
Strip ratio, (using tonnes)	2.9	5.6	3.8	5.3
Ore milled, tonnes	485,000	477,000	1,355,000	1,216,000
Copper feed grade, %	3.8	6.3	4.2	6.3
Recovery, % of copper	79.6	85.6	81.9	84.7
Copper concentrate grade, %	22.5	27.2	24.1	27.6
Copper in concentrate produced, millions of pounds	32.5	56.4	102.9	143.5
Copper in concentrate produced, tonnes	14,800	25,600	46,700	65,100
Payable copper in concentrate sold, millions of pounds(2)	30.8	49.8	111.8	135.3
Payable copper in concentrate sold, tonnes(2)	14,000	22,600	50,700	61,400
(1)	During the three and nine months ended September 30, 2015, 398,000 and 792,000 tonnes of primary ore were mined and stockpiled for future production, respectively.
(2)	Q1 2014 included sales of 4.5 million pounds or 2,000 tonnes of pre-commercial production. Receipts from pre-commercial production sales were credited against mineral property, plant and equipment, net of cost of sales.

Cliff Davis went on to say, “We reiterate our annual production guidance of 140-150 million pounds of copper at a C1 cash cost per payable pound of copper of $1.20 to $1.40.  Our disciplined approach to cost control and capital execution remain the building blocks for long-term success.  We look forward to leveraging this skill set with our M&A strategy.”

Conference call details

The Company will hold a conference call on Friday, October 30, 2015, at 8AM Vancouver / 11AM Toronto, New York / 3PM London, to discuss the Q3 2015 results. Please call in at least five minutes prior to the conference call start time to ensure prompt access to the conference. Dial in details are as follows:

North America: 1 888-390-0546 / +1 416-764-8688 / +1 778-383-7413
UK: 0800 652 2435 (toll free)
Other International: +1 416-764-8688 / +1 778-383-7413

The conference call will be available for replay until November 6, 2015, by calling 1 888-390-0541 / +1 416-764-8677 and entering passcode 410092.

About Nevsun Resources Ltd.

Nevsun Resources Ltd. is a Vancouver-based mining company with an operating mine in Eritrea.  Nevsun’s 60%-owned Bisha Mine ranks as one of the highest grade open pit copper mines in the world. Nevsun has a strong balance sheet and future cash flows to grow shareholder value through exploration at Bisha and acquisition of additional mining assets.

Forward Looking Statements

The above contains forward-looking statements or forward-looking information within the meaning of the United States Private Securities Litigation Reform Act of 1995, and applicable Canadian securities laws. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimated,” “potential,” “possible” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements concerning the Company’s current beliefs, plans and expectations about the future including but not limited to commercial production, future production of copper and related cash flows and are inherently uncertain. The actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, the risks that: (i) any of the assumptions in the historical resource estimates turn out to be incorrect, incomplete, or flawed in any respect; (ii) the methodologies and models used to prepare the resource and reserve estimates either underestimate or overestimate the resources or reserves due to hidden or unknown conditions, (iii) exploration activities or the mine operations are disrupted or suspended due to acts of god, internal conflicts in the country of Eritrea, unforeseen government actions or other events; (iv) the Company experiences the loss of key personnel; (v) the Company’s operations or exploration activities are adversely affected by other political or military, or terrorist activities; (vi) the Company becomes involved in any material disputes with any of its key business partners, suppliers or customers; (vii) the Company is subjected to any hostile takeover or other unsolicited attempts to acquire control of the Company; (viii) the Company is subject to any adverse ruling in any of the pending litigation to which it is a party; (ix) the Company incurs unanticipated power interruptions or inadequate fuel quality or supply or repairs at the copper plant to effectively operate power generators for the plant or otherwise, (x) the Company experiences shipping delays for fuel or equipment or replacement parts that are required for ongoing mining operations or to complete repairs at the copper plant that could impact mining operations; or (xi) are associated with the speculative nature of exploration activities, periodic interruptions to exploration, failure of drilling, processing and mining equipment, the interpretation of drill results and the estimation of mineral resources and reserves, changes to exploration and project plans and parameters and other risks are more fully described in the Company’s Annual Information Form for the fiscal year ended December 31, 2014, which is incorporated herein by reference.

Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future, except as required by law.  For the reasons set forth above, investors should not place undue reliance on the Company’s forward-looking statements.

Further information concerning risks and uncertainties associated with these forward-looking statements and our business can be found in our Annual Information Form for the year ended December 31, 2014, which is available on the Company’s website (www.nevsun.com), filed under our profile on SEDAR (www.sedar.com) and on EDGAR (www.sec.gov) under cover of Form 40-F.

NEVSUN RESOURCES LTD. “Cliff T. Davis” Cliff T. Davis President & Chief Executive Officer	For further information, Contact: Kin Communications Tel: 604 684 6730 Toll free: 1 866 684 6730 Email: nsu@kincommunications.com Website: www.nevsun.com